Via EDGAR

April 15, 2015

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

    Re:   Apollo Investment Corporation

    File No. 814-00646

    Filing of Joint Fidelity Bond Pursuant to

    Rule 17g-1

Dear Commissioners:

On behalf of Apollo Investment Corporation (the “Corporation”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the amount, type, form and coverage of the joint fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $2.3 million had it not been named as an insured under a joint insured bond. The Corporation has paid a premium for a $5.0 million bond for the policy period, April 5, 2015 through April 5, 2016.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt

Joseph D. Glatt

Secretary

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Investment Corporation, a Maryland Corporation (the “Corporation”) does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period April 5, 2015 to April 5, 2016.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 15th day of April, 2015.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary

Exhibit A

RESOLVED, that Apollo Investment Corporation (the “Corporation”), Apollo Investment Management, L.P. (the “Adviser”) and Apollo Investment Administration, LLC (the “Administrator”) shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $5 million issued by National Union Fire Insurance Company of Pittsburgh, Pa. against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors, and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio;

RESOLVED, that the share of the premium to be allocated to the Corporation, the Adviser and the Administrator for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchase separately, be, and the same hereby is, approved by the Directors and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the Corporation under the Bond is less than the premium the Corporation would have had to pay had it maintained a single insured bond;

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefor;

RESOLVED, that the agreement among the Corporation, the Adviser and the Administrator providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Corporation and also by any other named insured, the Corporation shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the Corporation may determine to be necessary or desirable and proper with the advice of Corporation counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit B

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No. 06-766-59-58

National Union Fire Insurance Company of Pittsburgh, Pa.

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):

 APOLLO INVESTMENT CORPORATION

 Principal Address: 9 WEST 57TH STREET

                                NEW YORK, NY 10019

Item 2. Bond Period: from 12:01 a.m. on April 5, 2015	to 12:01 a.m. on April 5, 2016
(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be	$5,000,000

Item 4. Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements (A) ,
(B) , (C) and (F) is	$5,000,000
and the Single Loss Deductible applicable to each of Insuring Agreements (A),
(B), (C) and (F) is	$50,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

Insuring Agreement (D)-FORGERY OR ALTERATION	$5,000,000	$50,000
Insuring Agreement (E)-SECURITIES:	$5,000,000	$50,000
Coverage on Partners or Members	Not Covered	Not Covered
Optional Insuring Agreements and Coverages:
Computer Systems	$5,000,000	$50,000
Audit Expense	$50,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto.

         #1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16,#17,#18

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:

$50,000

Item 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

Not Applicable

        1158414

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Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 027779455

Such termination or cancelation to be effective as of the time this bond becomes effective.

Premium Amount:   $21,651

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY

AUTHORIZED REPRESENTATIVE

AON RISK SERVICES NORTHEAST, INC

199 WATER ST

NEW YORK, NY 10038-3526

1158414

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 2 of 2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and
(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B)  (1) Loss of items enumerated in the definition of Property resulting directly from:

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)

theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D)	Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:
(1)	Negotiable Instrument (except an Evidence of Debt),
(2)	Certificate of Deposit,
(3)	Letter of Credit,
(4)	Withdrawal Order,
(5)	receipt for the withdrawal of Property, or
(6)	instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1)   acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a)	Certificated Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)	Certificate of Deposit; or
(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned,

controlled or operated by an Insured and not named as an Insured hereunder unless:

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(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,
(2)	has been caused or will be caused by an employee or employees of such institution, or
(3)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds . Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “ employer securities “ within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities “ within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

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(b)     Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   represented by a Written instrument issued in bearer or registered form;

(2)   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c)  Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d)  Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e)   Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f)	Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)   as respects limited partners or Members the value of such limited partner’s or Member’s investment in the Insured.

(i) Forgery means:

(1)  affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2)  affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j)  Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k)  Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l)  Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m)  Member means a natural person who has an ownership interest in a limited liability company.

(n)  Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o)  Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s)  Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t)  Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u)  Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

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(v)	Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.
(w)	Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless , when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer -bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the

Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1)	kidnapping,

(2)	payment of ransom,

(3)	threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4)

actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1)	in the mail,

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3)	while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 4 of 6

the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

Page 5 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter’s examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 6 of 6

RIDER # 1

This rider, effective at 12:01 am         April 5, 2015                 forms a part of

Bond number     06-766-59-58

Issued to:     APOLLO INVESTMENT CORPORATION

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS RIDER

This rider modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 001

89644 (6/13)	Page 1 of 1

RIDER# 2

This rider, effective     12:01 am                 April 5, 2015                     forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No. 14 , No.

in favor of

It is agreed that:

1.	Part (a) of the Section entitled “Termination or Cancelation” of this bond/ policy is deleted.

2.	Cancelation of this bond/ policy by the Underwriter / Company is subject to the following provisions:

If the bond / policy has been in effect for 60 days or less, it may be cancelled by the Underwriter / Company for any reason. Such cancelation shall be effective 20 days after the Underwriter / Company mails a notice of cancelation to the first- named insured at the mailing address shown in the bond/ policy. However, if the bond/ policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

(A)	non-payment of premium;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/ policy or in the presentation of claim thereunder;

(D)

after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/ policy period;

(E)

material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contem plated at the time the bond/policy was issued or last renewed;

(F)

the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer’s solvency or be hazardous to the interests of the insureds, the insurer’s creditors or the public;

    NEW YORK STATUTORY RIDER/ ENDORSEMENT FOR

USE WITH FINANCIAL INSTITUTION BONDS, STANDARD

FORMS NOS. 14, 15, 24, AND 25 AND

EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD

FORM NO. 28, AND COMPUTER CRIME POLICY FOR

FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY

REQUIREMENTS.

REVISED TO DECEMBER 1993

END 002

SR 6180b	Page 1 of 2

RIDER # 2     (Continued)

(G)	a determination by the superintendent that the continuation of the bond/ policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H)	where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i)	a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the

Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii)	notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/ policy, and to its authorized agent or broker.

3.

If the Underwriter/ Company elects not to replace a bond/ policy at the termination of the bond/ policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/ policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4.

If the Underwriter/ Company elects to replace the bond/ policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/ policy shall be in effect with the same terms, conditions and rates as the terminated bond/ policy for 60 days after such notice is given.

5.

The Underwriter/ Company may elect to simply notify the insured that the bond/ policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/ Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter’s/ Company’s exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/ policy until the expiration date of the bond/ policy or 60 days after the second notice is mailed or delivered, whichever is later.

    NEW YORK STATUTORY RIDER/ ENDORSEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND

EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER 1993

AUTHORIZED REPRESENTATIVE

END 002

SR 6180b	Page 2 of 2

RIDER#     3

This rider, effective                 12:01 am             April 5, 2015                     forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED RIDER

It is agreed that:

1.	The complete Named Insured under the attached bond is as follows:

Apollo Investment Management, L.P.
Apollo Investment Administration, LLC

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 3

RIDER#     4

This rider, effective                 12:01 am             April 5, 2015                     forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

EMPLOYEE DEFINITION AMENDED RIDER

It is agreed that:

1.	Paragraph (e) of Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause of the attached bond is amended by adding the following additional paragraph to the end thereof:

(e)	Employee means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

MNSCPT	RIDER 4

RIDER#     4                         (Continued)

This rider, effective            12:01 am             April 5, 2015             forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or
d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

MNSCPT	RIDER 4

RIDER#     4                         (Continued)

This rider, effective            12:01 am             April 5, 2015             forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 4

RIDER#    5

This rider, effective            12:01 am             April 5, 2015             forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY WORDING

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)	Loss resulting directly from dishonest or fraudulent acts, including larceny or embezzlement, committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or
(b)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

MNSCPT	RIDER 5

RIDER#    5                                             (Continued)

This rider, effective            12:01 am             April 5, 2015             forms a part of

bond number     06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 5

RIDER#     6

This rider, effective                 12:01 am             April 5, 2015                     forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FIDELITY DEDUCTIBLE AMENDED RIDER

It is agreed that:

1.	Solely with respect to Insuring Agreement (A) FIDELITY, the Single Loss Deductible amount stated in Item 4 of the Declarations of the attached bond is deleted in its entirety and replaced with the following: $0.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 6

RIDER# 7

This rider, effective 12:01 am                 April 5, 2015             forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

UNCERTIFICATED SECURITIES COVERAGE

It is agreed that:

1.	Insuring Agreement E - Securities, Item (1) (i) is hereby deleted and replaced with the following:

(i)	Statement of Uncertificated Security in any book entry form .

2.	Section 2 - Exclusions, Item (y) is hereby deleted in its entirety.

3.

Section 1 - Definitions, Item (p) is hereby am ended by deleting from it the words “Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing them with the words “Uncertificated Securities of any issuer.”

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 007

RIDER# 8

This rider, effective                 12:01 am             April 5, 2015                     forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	Entry of Electronic Data or Computer Program into, or

(2)

Change of Electronic Data or Computer Program within any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee or the Insured acting in good faith

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

MNSCPT	RIDER 8

 RIDER#   8                     (Continued)

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

A.	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

B.	Computer Systems means

1)	computers with related peripheral components, including storage components wherever located,
2)	systems and applications software,
3)	terminal devices, and
4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

C.	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

D.	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

E.	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

MNSCPT	RIDER 8

 RIDER#   8                     (Continued)

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

EXCLUSIONS

A.

loss resulting directly or indirectly form the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

B.

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

C.	loss resulting directly or indirectly from

1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2)	failure or breakdown of electronic data processing media, or

3)	error or omission in programming or processing;

D.

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

E.	loss resulting directly from the theft to confidential information

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

MNSCPT	RIDER 8

 RIDER#   8                     (Continued)

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

3.	The exclusion below, as found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 8

 RIDER#   9

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number 06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE

It is agreed that:

1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Audit Expense Coverage $50,000 (for coverage, an amount must be inserted) This Insuring Agreement shall be subject to a deductible of $ 5,000

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	The following paragraph is substituted for Section 2 (d):

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	The following paragraph is substituted for Section 2 (u):

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 9

 RIDER#   10

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA

It is agreed that:

1.	The following shall be included as Insured:

any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974.

2.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

MNSCPT	RIDER 10

 RIDER#   10                     (Continued)

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number 06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

6.

The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 10

 RIDER#   11

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

STOP PAYMENT LEGAL LIABILITY

It is agreed that:

1.	In consideration of the additional premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor, or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $nil for each and every loss.

(2)	the Underwriter’s liability under this rider shall be limited to $100,000 for any one loss and in all during each policy year, subject to a $100,000 annual aggregate.

(3)	the term “Policy Year” as used in this rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 11

 RIDER#   12

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURE

It is agreed that:

1.	The attached bond is amended to include the following insuring agreement:

UNAUTHORIZED SIGNATURE

Loss resulting directly from the Insured having accepted, paid or cashed any original check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account it shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2.	The Limit of Liability on this Agreement is $100,000 as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page; a $5,000 deductible shall apply to each and every loss.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 12

 RIDER#   13

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

TERMINATION OR CANCELLATION SECTION AMENDED RIDER

It is agreed that:

1.	Section 12. TERMINATION OR CANCELLATION of the CONDITIONS AND LIMITATIONS Clause of the attached bond is deleted in its entirety and replaced with the following:

TERMINATION OR CANCELLATION

Section 12. The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange         Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of                 the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by                 all other Investment Companies. Premiums are earned until the termination date as set forth herein.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 13

 RIDER#   14

This rider, effective    12:01 am               April 5, 2015                         forms a part of

Bond number     06-766-59-58

Issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the

Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)

“Notice of Claim Reporting” means “notice of claim / circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 014

99758 (8/ 08)	Page 1 of 1

 RIDER#   15

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLING OF SECURITIES RIDER

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY                                              LOCATIONS COVERED

ALL DEPOSITORIES USED BY THE INSURED AND ALL LOCATIONS OF SAID DEPOSITORIES

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 15

 RIDER#   16

This rider, effective                   12:01 am               April 5, 2015                         forms a part of

bond number     06-766-59-58

issued to     APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

It is agreed that:

1.	Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non- public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, onditions, or agreements of the attached bod other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

MNSCPT	RIDER 16

 RIDER#   17

This endorsement, effective     12:01 am               April 5, 2015                         forms a part of

policy number     06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED AMENDED RIDER

(SUBSIDIARY GREATER THAN 50%)

It is agreed that:

1.

The Named of Insured stated in Item 1 of the Declarations (“Named Insured”) shall also include any subsidiary, or acquired company or corporation, or other business entity which is more than fifty percent (50%) owned by the Insured or any of its subsidiary companies covered hereunder all subject to the provisions of General Agreement B.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 017

101786 (6/ 09)	Page 1 of 1

RIDER# 18

This endorsement, effective 12:01 am             April 5, 2015                                 forms a part of

policy number         06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by         National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

TSB 5062c	05/11	FORM 14 ADMITTED

TSB 5062c	05/11	DEC FORM 14 US

89644	06/13	GUTS

SR	12/93	ECONOMIC SANCTIONS ENDORSEMENT

6180b		NEW YORK STATUTORY RIDER

MNSCPT		NAMED INSURED RIDER

MNSCPT		EMPLOYEE DEFINITION AMENDED

MNSCPT		RIDER AMENDED FIDELITY

MNSCPT		WORDING

SYSLIB		FIDELITY DEDUCTIBLE AMENDED RIDER

MNSCPT		UNCERTIFICATED SECURITIES

MNSCPT		COVERAGE COMPUTER SYSTEMS

MNSCPT		AUDIT EXPENSE

MNSCPT		ERISA

MNSCPT		STOP PAYMENT LEGAL

MNSCPT		LIABILITY UNAUTHORIZED

99758	08/08	SIGNATURE

MNSCPT		TERMINATION OR CANCELLATION SECTION AMENDED

MNSCPT		RIDER NOTICE OF CLAIM (REPORTING BY E-MAIL)

101786	06/09	CENTRAL HANDLING OF SECURITIES

78859	10/01	RIDER PROTECTED INFORMATION

78859 (10/ 01)	Page 1 of 2

RIDER# 18

This endorsement, effective 12:01 am             April 5, 2015                                 forms a part of

policy number         06-766-59-58

issued to APOLLO INVESTMENT CORPORATION

by         National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/ 01)	Page 2 of 2

Exhibit C

JOINT FIDELITY BOND AGREEMENT

AS AMENDED AND RESTATED

This JOINT FIDELITY BOND AGREEMENT as amended and restated is dated as of March 13, 2009 by and between Apollo Investment Corporation (the “Corporation”), a Maryland corporation, Apollo Investment Management, L.P. (the “Adviser”), a Delaware limited partnership, and Apollo Investment Administration, LLC (the “Administrator”), a Delaware limited liability company.

W I T N E S S E T H:

WHEREAS, the Corporation, the Adviser, and the Administrator are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, the Corporation is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of the Corporation, including a majority of the directors who are not “interested persons” of the Corporation (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated prorata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of the Corporation and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

1

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

APOLLO INVESTMENT CORPORATION

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Secretary

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	ACC Management, LLC, its general partner

By:	/s/ James C. Zelter
Name:	James C. Zelter
Title:	President

APOLLO INVESTMENT ADMINISTRATION, LLC

By:	/s/ James C. Zelter
Name:	James C. Zelter
Title:	Vice President

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